Mail Stop 3561

February 2, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

Re: **General Finance Corporation**
        Amendment No. 2 Preliminary Proxy Statement on Schedule
        14A
        Filed January 19, 2007
        File No. 001-32845

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the aggregate consideration has been increased to $90.4 million. Please revise the payment of the filing fee in light of this increase. We direct your

attention to Exchange Act Rule 0-11(a)(3).

2. We reissue comment two from our letter dated January 12, 2007. We continue to note a number of blank spaces throughout the proxy statement. For example, we note the blanks when referring to page numbers in the summary term sheet and the number of record holders. Please fill in this information that can currently be obtained and then update as necessary.

Letter to Stockholders

3. Clarify the estimated cash payable based upon both the consideration adjustments and the net debt as of the most recent practicable date, but no later than the most recent financial statements. Clarify the reference to "consideration adjustments." In addition, provide an estimate of the number of shares to be issued as the $1.6 million consideration to be paid to one RWA shareholder.

4. We note that the conversion price is currently greater than the market price. Provide clear disclosure to investors regarding this fact and the resultant risk, i.e. investors electing conversion may obtain a greater cash amount than if they sell in the market. In addition, when comparing the conversion rate and the market price, simply disclose the market price of the common stock.

Questions and Answers About the Acquisition and the Special Meeting, page ii

5. We reissue comment seven from our letter dated January 12, 2007. Please discuss in greater detail your "acquisition strategy." Provide clear disclosure throughout the proxy statement and briefly summarize in this section. We also note the statement that "General Finance has no present understandings, arrangements or commitments regarding any other acquisitions. Clarify whether you have had any contacts, discussions, negotiations, preliminary or otherwise, with respect to any future acquisitions – including any contacts or discussions commenced as part of your search for this initial business combination. We may have further comment.

6. We note the requirement for investors to provide their certificates to the transfer agent prior to the meeting and vote and that investors provide a certification to the transfer agent. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. In addition, explain the reason for requiring this before the meeting, when there is no guarantee that conversion will occur, and explain the basis for making this a requirement of conversion. Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. We will have further

comment.

7.   Clarify whether there is any cost associated with tendering the physical shares or
        other requirements to elect conversion. For example, is there a cost associated
        with converting shares held in street name into physical shares. We may have
        further comment.

8.   We note that these additional steps to conversion were not set forth in the Form S-
        1. Please explain how these additional steps to conversion are consistent with the
        disclosure set forth in the Form S-1.

Summary of the Proxy Statement, page 1

9.   We note that the aggregate consideration will be reduced by the costs and
        expenses of any acquisitions completed by Royal Wolf prior to closing. Please
        clarify whether there have been any such acquisitions or whether it is known or
        probable that any such acquisitions will or may occur prior to closing. We may
        have further comment.

10.   We note the consideration adjustment based upon the level of Royal Wolf's
        consolidated working capital, etc. Please explain in greater detail how these
        adjustments will be calculated.

Interests of Our Directors and Officers in the Transaction, page 7

11.   We note your response to comment nine of our letter dated January 12, 2007. The
        risk factor regarding officer and director compensation is separate from the risk
        regarding director and officer ownership of common stock. Please add a separate
        risk factor for the compensation issue.

Risk Factors, page 18

12.   Please explain the qualification that "generally speaking" the directors would
        have a fiduciary duty to seek indemnification. In addition, provide a more
        detailed discussion of when indemnification would not be sought and also explain
        the reference to "in the best interests of" the company and stockholders. We note
        similar disclosure on page 64.

13.   We note your response to comment 10 of our letter dated January 12, 2007.
        Please tell us when the claims of stockholder would come before the claims of
        creditors and third parties.

14.   We note the removal from the last risk factor on page 25 of the statement that "we

are not aware of any significant weaknesses in internal controls and procedures." Please add back this disclosure or add disclosure regarding any known weaknesses in internal controls and procedures.

Consideration of the Acquisition, page 32

15.   We reissue comment 11 of our letter dated January 12, 2007. Clarify whether you were contacted, directly or indirectly, by any entities prior to the completion of the IPO regarding potential target businesses, including RWA. Your current response simply indicates that none of the target companies or its principals contacted the company.

16.   In addition, we note the removal of the disclosure that you contacted or were contacted by private equity firms, consulting firms, legal and accounting firms. Please explain the removal of such disclosure or revise this section accordingly. Provide a more detailed discussion of these activities. Clarify when you were initially contacted or when you initially contacted the entities used in the search for a target business.

17.   We reissue comment 13 of our letter dated January 12, 2007. Provide clear disclosure as to whether any steps, preliminary or otherwise, were taken prior to the IPO.

18.   We reissue comment 14 of our letter dated January 12, 2007. Name the industry contact that informed Mr. Baxter of the completion of the IPO. Clarify whether there is/was any relationship between the industry contact and General Finance, its officers, directors or affiliates, directly or indirectly. Clarify how this industry contact was aware that Mr. Baxter and RWA would be interested in merging with a SPAC. We may have further comment.

19.   We reissue comment 15 of our letter dated January 12, 2007. Clarify when Mr. Baxter initially became aware of General Finance, how he became aware of General Finance, and clearly state all actions, preliminary or otherwise, taken by Mr. Baxter prior to April 11, 2006.

20.   We reissue comment 16 of our letter dated January 12, 2007. Provide a detailed discussion of all the steps taken by General Finance and the timing of such actions in your search for a target business.

21.   We partially reissue comment 17 of our letter dated January 12, 2007. Clarify whether there were any indirect contacts or communications between General Finance and RWA – including through third parties or contacts of the parties prior to April 11, 2006.

Our Board of Directors' Reasons for the Approval of the Acquisition, page 35

22.   We reissue comment 21 of our letter dated January 12, 2007. Please provide the basis for your belief in greater profitability as revenues expand or remove. We continue to note the net losses of 2005 and 2006. If such information is retained in the disclosure, provide clear disclosure regarding the most recent net losses and that there is no guarantee an increase in gross profits will result in net income. Also, add disclosure regarding the decline in gross margin for the year ended June 30, 2006. Explain the reference to the "current run rate of revenues." In addition, provide the basis for the statement that you "are on plan to achieve the summary projections that RWA management provided" to General Finance or remove.

23.   We reissue comment 22 of our letter dated January 12, 2007. Provide a more detailed discussion of the consideration given to the negative factors presented on page 37.

24.   Please explain the reference to Mr. Valenta's background of building a geographically diverse business in discussing the negative factors or remove. This does not appear to be relevant to the discussion of General Finance.

Valuations Analyses, page 39

25.   We note the projected revenue growth of 38.7%. Please clarify the period for which this revenue growth was projected, one year, five years, ten years, etc. In addition, provide the basis for this projection.

26.   We note your reference in your response to prior comment 24 of our letter dated January 12, 2007 to the definition of Enterprise Value following the table on page 40. We are unable to locate the definition of enterprise value. Please provide a specific definition of enterprise value and explain the role of the enterprise value in determining the valuation.

27.   We reissue comment 24 of our letter dated January 12, 2007. We continue to note the statement that management believes the projected 2007 financial information is more representative than 2005 or 2006 financial information. Please provide the basis for this statement and explain how these projections were determined and the basis for the projections. We may have further comment.

28.   We reissue comment 25 of our letter dated January 12, 2007. Provide a clear understanding as to how each valuation was determined and provide a summary of the specific projections used in each valuation. For example, discuss the net cash flows, any projected growth rate used, etc. In addition, clarify the discount

rate used and how this was determined.

29.   Please explain the supplemental response to prior comment 26 of our letter dated January 12, 2007. The comparable companies are all listed on Nasdaq NMS. They do not appear to be private companies. Therefore, please provide the information requested in our prior comment. Also, provide this information for the comparable transaction when the companies are public. In addition, clarify which companies of the comparable transactions are private companies and explain the inclusion as a comparable transaction when you could not compare key elements of the transaction. We may have further comment.

30.   We note that the comparable companies analysis and the comparable transactions analysis provide for valuation ranges that appear to be less than 80% of the amount held in trust. Consider adding a risk factor discussing the fact that some of the valuation analyses utilized by management resulted in a valuation not necessarily equal to the 80% test and discuss the resultant risks. Also add clear disclosure to this section. We may have further comment.

Satisfaction of 80% Test, page 44

31.   We reissue comment 28 of our letter dated January 12, 2007. We continue to note your statement that you did not make a determination as to the fairness of this transaction to shareholders from a financial point of view. Please provide clear disclosure throughout the proxy statement. This would include the letter to shareholders, Q&A section, Summary, etc. Add a risk factor.

The Acquisition Agreement, page 45

32.   Please provide us supplementally with all the schedules, exhibits, appendices, etc. to the merger agreement and any amendments to the merger agreement. We may have further comment.

33.   We reissue comment 29 of our letter dated January 12, 2007. Provide clear disclosure in this section of all of the material terms of the acquisition agreement. Please ensure the discussions requested in the prior comment are added to this section.

Consulting and Employment Agreements, page 49

34.   Please disclose the material terms, including termination provisions, of the employment agreement with Mr. Barrantes here and elsewhere in the document as appropriate. Please supplementally provide all employment and consulting agreements that are part of the merger agreement.

Other Information About Us, page 62

35.   Provide a more detailed discussion of the actual expenses the company has incurred since the IPO. Clarify the material terms of the line of credit provided by Mr. Valenta.

36.   Clarify the current amount that has been borrowed pursuant to the line of credit as of the most recent practicable date.

37.   We reissue comment 35 of our letter dated January 12, 2007. Provide a detailed discussion of the amounts currently owed by the company. Clarify the amount owed, the party to whom the amount is owed, and whether such amount would be covered by the indemnification agreement. Clarify whether any of the potential amounts owing would not be covered by the indemnification agreement.

38.   We note your response to comments 35 through 37 of our letter dated January 12, 2007. Please tell us when the directors would not have a fiduciary obligation to seek indemnification from Mr. Valenta. Provide a more detailed discussion as to how the "best interests of General Finance and its stockholders" will be determined. Lastly, explain the reference to "generally speaking" as a qualifier to the fiduciary obligation. We may have further comment.

39.   We note that the company has not obtained any waivers. We note that in the Form S-1 the company indicated in the risk factors section that it would seek waivers from all entities and set forth the considerations if it was unable to obtain a waiver. Please explain whether the company complied with the procedures set forth in the Form S-1 and if so, why no waivers were obtained. We may have further comment.

Portable Storage Container Market, page 68

40.   We note that the information from this market was from 2001. Please clarify whether there have been any changes to the market since this time that would be adverse to the information provided.

41.   We reissue comment 41 of our letter dated January 12, 2007. Provide the basis for your analysis of the Australian portable container market. For example, explain how you arrived at the informal estimates and the utilization rates.

42.   We reissue comment 42 of our letter dated January 12, 2007. Provide a detailed discussion of competition, as required by Item 101(c)(x) of Regulation S-K. This would include additional information for each of your principal products or

services or classes of products or services.

Product Procurement, page 73

43.   We reissue comment 43 of our letter dated January 12, 2007. Please explain your
        reference to no long term agreements. Even if an agreement is not a long term
        agreement, if it is with a material supplier it may still be material. Disclose the
        material terms of the agreements with your material suppliers. Also, provide us
        supplementally with these agreements and confirm supplementally your
        understanding that they are material agreements that should be filed as exhibits
        immediately after the completion of the business combination. Lastly, add a
        separate risk factor in light of the large percent of your container supply being
        obtained from these few suppliers.

Trademarks, page 74

44.   We reissue comment 44 of our letter dated January 12, 2007. Provide the
        agreement supplementally and supplementally advise your understanding that this
        is a material agreement that will be filed immediately after the business
        combination.

MD&A page 75

45.   We reissue comment 45 of our letter dated January 12, 2007. Provide a narrative
        discussion of the reasons for the changes in the selling, general and administrative
        expenses. For example, rather than simply stating the amount of the increase
        attributable to manpower, explain why this increase occurred.

46.   We reissue comment 47 of our letter dated January 12, 2007. Disclose the
        material terms of the various sources of funding. This would include naming the
        parties providing the funding, the terms of the agreements, any covenants, etc.
        Also, when referring to "prevailing market rates" explain how this rate is
        determined. Lastly, we note that the balance overdraft was more than the amount
        allowed as of June 30, 2006. Please explain. We may have further comment.

47.   Clarify whether any of the debt will have to be re-negotiated or whether you need
        the approval or consent of any of the entities providing funding to the company as
        a result of the business combination.

Beneficial Ownership of Securities, page 95

48.   We reissue comment 50 of our letter dated January 12, 2007. Please disclose the
        control person(s) of Azimuth Opportunity Ltd. and Fir Tree Inc. We again direct

your attention to Instruction 3 to Item 403 of Regulation S-K

Note 11 – Investments accounted for using the equity method, page F-25

49.   We note your response to comment 51 of our letter dated January 12, 2007.
        Please revise the summarized financial information of Royal Wolf Hi-Tech Pty
        Limited in Note 11 to include the information specified in Rule 1-02(bb),
        including current assets, non-current assets, current liabilities and non-current
        liabilities. Also, please precede the table with a description to clarify it is the
        summarized financial information of Royal Wolf Hi-Tech Pty Limited.

Note 17 — Employee Benefits, page F-34

50.   We note your response to comment 53 of our letter dated January 12, 2007
        regarding your use of Beta as a substitute for expected volatility. Your response
        indicates that because the options have a zero exercise price, volatility does not
        have an impact on valuation. Please note that volatility, as defined in Appendix E
        of SFAS 123R, measures the fluctuation of the share price. It is not clear why a
        zero exercise price eliminates the impact of volatility in your binomial option
        pricing model. Please revise your option pricing model to apply expected
        volatility as defined in paragraph A31-A34 and Appendix E in SFAS 123R.
        Please note that your calculated volatility for the representative companies should
        be for the period of time equal in length to the term of the option through the
        balance sheet date or other date, to the extent of the companies' operating
        histories.

Australian Container Network Pty Ltd, page F-80

51.   The audit report does not reference US generally accepted auditing standards.
        Also, the scope paragraph of the audit report uses the language, "special purpose
        financial report," and states, "we disclaim any assumption of responsibility."
        Please explain the meaning of these phrases and tell us why you believe the report
        meets the criteria of Article 2 of Regulation S-X. Also, please include statements
        of cash flows, as required by Item 17 of Form 20-F.

52.   Please provide the financial statements of Australian Container Network for the
        latest interim period preceding the acquisition and the corresponding interim
        period of the preceding year, as required by Rule 3-05(b)(2)(ii) of Regulation S-
        X.

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to

our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746